February 2, 2007

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

inVentiv Health, Inc. (the "Company")

Dear Mr. Gordon:

Reference is made to (i) the comment letter of the staff of the Securities and Exchange Commission (the "Commission") dated December 22, 2006 relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 10-K") and to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the "Third Quarter 10-Q" and, together with the 2005 10-K, the "Filings") and (ii) the supplemental comment letter of the staff of the Commission dated January 31, 2007 relating to the Third Quarter 10-Q. In connection therewith, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INVENTIV HEALTH, INC.

/s/ John R. Emery

Name: John R. Emery
Title: CFO